--------------------------------------------------------------------------------
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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-40056

                          PROSPECTUS SUPPLEMENT NO. 1
                                       TO
                        PROSPECTUS DATED AUGUST 7, 2000

                            ------------------------

                           BREAKAWAY SOLUTIONS, INC.
                                1,500,000 SHARES
                                  COMMON STOCK

                            ------------------------

    This Prospectus Supplement includes the attached Quarterly Report on
Form 10-Q of Breakaway Solutions, Inc. for the quarter ended June 30, 2000 previously filed by the Company with the Securities and Exchange Commission on August 14, 2000.

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS AUGUST 16, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 10-Q

                                ---------------

(MARK ONE)

   /X/     QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

                  FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2000

                                       OR

   / /     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

                         FOR THE TRANSITION PERIOD FROM
                               -------------- TO
                                 --------------

                       COMMISSION FILE NUMBER: 000-27269

                            ------------------------

                           BREAKAWAY SOLUTIONS, INC.

             (Exact name of registrant as specified in its charter)

                  DELAWARE                                      04-3285165
       (State or other jurisdiction of                       (I.R.S. Employer
       incorporation or organization)                       Identification No.)

               50 ROWES WHARF                                      02110
            BOSTON, MASSACHUSETTS                               (Zip Code)
  (Address of principal executive offices)

                                 (617) 960-3400
              (Registrant's telephone number, including area code)

    Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /

    Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

    There were 45,017,253 shares of the Registrant's common stock, $0.000125 par value per share, outstanding on June 30, 2000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   BREAKAWAY SOLUTIONS, INC. AND SUBSIDIARIES

                          TABLE OF CONTENTS FORM 10-Q

                                                                         PAGE
                                                                       --------
PART I FINANCIAL INFORMATION

Item 1.  Financial Statements

         Consolidated Balance Sheets at December 31, 1999 and June
           30, 2000..................................................      3

         Consolidated Statements of Operations for the three months
           and six months ended June 30, 1999 and June 30, 2000......      4

         Consolidated Statements of Cash Flows for the six months
           ended June 30, 1999 and June 30, 2000.....................      5

         Consolidated Statements of Comprehensive Income for the
           three months and six months ended June 30, 1999 and June
           30, 2000..................................................      6

         Notes to Consolidated Financial Statements..................      7

Item 2.  Management's Discussion and Analysis of Financial Condition
           and Results of Operations.................................     11

Item 3.  Quantitative and Qualitative Disclosures About Market
           Risk......................................................     22

PART II--OTHER INFORMATION...........................................     22

Item 1.  Legal Proceedings...........................................     22

Item 2.  Changes in Securities and Use of Proceeds...................     22

Item 3.  Defaults upon Senior Securities.............................     23

Item 4.  Submission of Matters to a Vote of Security Holders.........     23

Item 5.  Other Information...........................................     23

Item 6.  Exhibits and Reports on Form 8-K............................     23

SIGNATURE............................................................     24

                           BREAKAWAY SOLUTIONS, INC.

                          CONSOLIDATED BALANCE SHEETS

                  (IN THOUSANDS, EXCEPT SHARE-RELATED AMOUNTS)

                                                              DECEMBER 31,    JUNE 30,
                                                                  1999          2000
                                                              ------------   -----------
                                                                             (UNAUDITED)
                                         ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 3,920       $ 12,424
  Short-term investments....................................     28,227         42,081
  Accounts receivable, net of allowance for doubtful
    accounts of $357 in 1999 and $2,171 in 2000,
    respectively............................................      7,559         11,418
  Accounts receivable from related parties..................      3,991         11,127
  Unbilled revenue on contracts.............................        725          1,948
  Prepaid expenses and other current assets.................      2,548          5,176
                                                                -------       --------
      Total current assets..................................     46,970         84,174

Investments.................................................      9,705          6,463
Restricted cash.............................................         --          2,801
Property and equipment, net.................................      7,541         26,892
Intangible assets, net of accumulated amortization..........     12,181        228,285
Deferred costs, net of accumulated amortization.............         --         75,812
Loan to officer.............................................         --          1,026
Loans to employees..........................................        568            583
Other assets................................................        496          1,290
                                                                -------       --------
      Total assets..........................................    $77,461       $427,326
                                                                =======       ========
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Due to stockholders--current portion......................    $   625       $    625
  Line of credit............................................         --          2,019
  Capital lease obligations--current portion................        533          1,089
  Accounts payable..........................................      2,955          5,292
  Accrued compensation and related benefits.................      1,477          6,757
  Accrued expenses..........................................      1,306          3,032
  Deferred revenue..........................................        224            187
                                                                -------       --------
      Total current liabilities.............................      7,120         19,001
                                                                -------       --------
Due to stockholders--long-term portion......................      1,625          1,063
Due to investors............................................         --          1,027
Capital lease obligations--long-term portion................        376          1,921
Deferred tax liabilities....................................         --         27,000
                                                                -------       --------
      Total long-term liabilities...........................      2,001         31,011
                                                                -------       --------
        Total liabilities...................................      9,121         50,012
                                                                -------       --------
Commitments and Contingencies
Stockholders' Equity:
  Common stock, $0.000125 par value, 80,000,000 shares
    authorized; 37,889,084 shares and 48,127,653 issued in
    1999 and 2000, respectively, and 34,778,684 shares and
    45,017,253 shares outstanding in 1999 and 2000,
    respectively............................................          4              6
  Additional paid-in capital................................     78,868        407,748
  Less: deferred compensation...............................       (253)          (217)
  Less: treasury stock, at cost.............................         --             --
  Accumulated deficit.......................................    (10,367)       (30,492)
Accumulated other comprehensive income:
Change in unrealized gain on investments....................         88            269
                                                                -------       --------
      Total stockholders' equity............................     68,340        377,314
                                                                -------       --------
        Total liabilities and stockholders' equity..........    $77,461       $427,326
                                                                =======       ========

          See accompanying notes to consolidated financial statements.

                           BREAKAWAY SOLUTIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         THREE MONTHS ENDED     SIX MONTHS ENDED
                                                              JUNE 30,              JUNE 30,
                                                         -------------------   -------------------
                                                           1999       2000       1999       2000
                                                         --------   --------   --------   --------
                                                             (UNAUDITED)           (UNAUDITED)
Revenue, including revenue from related parties of
  $14,956 and $21,289 for the three months and six
  months ended June 30, 2000, respectively.............  $ 4,452    $ 35,179   $ 7,563    $ 53,326

Operating expenses:
  Project personnel costs..............................    2,064      15,886     3,617      24,044
  Selling, general and administrative..................    4,338      21,027     6,170      33,634
  Amortization of deferred costs.......................      320       7,896       320       8,034
  Amortization of goodwill and intangible assets.......       --      10,596        --      11,434
                                                         -------    --------   -------    --------
      Total operating expenses.........................    6,722      55,405    10,107      77,146
                                                         -------    --------   -------    --------
Operating loss.........................................   (2,270)    (20,226)   (2,544)    (23,820)

Other income (expense):
  Other income.........................................       --          --        19          --
  Interest income......................................       28         445        60         904
  Interest expense.....................................      (41)       (137)      (54)       (225)
  Gain on disposal of equipment........................       --          16        --          16
                                                         -------    --------   -------    --------
      Total other income (expense).....................      (13)        324        25         695
                                                         -------    --------   -------    --------
Loss before benefit for income taxes...................   (2,283)    (19,902)   (2,519)    (23,125)

Deferred income tax benefit............................       --       3,000        --       3,000
                                                         -------    --------   -------    --------
Net loss...............................................  $(2,283)   $(16,902)  $(2,519)   $(20,125)
                                                         =======    ========   =======    ========
Net loss per share:
    Basic and diluted..................................  $ (0.21)   $  (0.39)  $ (0.27)   $  (0.52)
                                                         =======    ========   =======    ========
Weighted average shares outstanding:
    Basic and diluted..................................   10,848      42,799     9,174      38,428
                                                         =======    ========   =======    ========

          See accompanying notes to consolidated financial statements.

                           BREAKAWAY SOLUTIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                  SIX MONTHS ENDED
                                                                      JUNE 30,
                                                              -------------------------
                                                                 1999          2000
                                                              -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................    $(2,519)     $ (20,125)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................        530         22,517
    Deferred tax benefit....................................         --         (3,000)
    Compensation expense for issuance of common stock
     options................................................         93             36
    Change in operating assets and liabilities:
      Accounts receivable...................................       (434)          (487)
      Accounts receivable from related parties..............         --         (7,136)
      Unbilled revenue on contracts.........................       (911)        (1,223)
      Prepaid expenses and other current assets.............       (275)        (2,543)
      Accounts payable......................................        158          1,824
      Accrued compensation and related benefits.............        495          5,280
      Accrued expenses......................................        376         (2,924)
      Deferred revenue......................................       (118)           (37)
                                                                -------      ---------
        Net cash used in operating activities...............     (2,605)        (7,818)
                                                                -------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash acquired in acquisition of businesses................         --          3,837
  Cash paid for acquired businesses net of cash acquired....     (2,103)            --
  Purchases of investments..................................         --        (13,231)
  Purchase of property and equipment........................     (1,397)       (16,466)
  Increase in due to investors..............................         --          1,027
                                                                -------      ---------
        Net cash used in investing activities...............     (3,500)       (24,833)
                                                                -------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of preferred stock.................      8,292             --
  Proceeds from issuance of common stock....................         --         39,000
  Decrease in due to stockholders...........................         --           (562)
  Proceeds from exercise of stock options...................        508          2,333
  Borrowings (repayments) on credit line....................       (281)         2,000
  Issuance of note payable to stockholder...................      4,000             --
  Repurchase and retirement of common stock.................     (4,469)            --
  Loans to officer and employees............................         (4)        (1,041)
  Payments of note payable..................................         --           (180)
  Payments of capital lease obligation......................       (150)          (395)
                                                                -------      ---------
        Net cash provided by financing activities...........      7,896         41,155
                                                                -------      ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................      1,791          8,504
CASH AND CASH EQUIVALENTS, AT BEGINNING OF PERIOD...........         17          3,920
                                                                =======      =========
CASH AND CASH EQUIVALENTS, AT END OF PERIOD.................    $ 1,808      $  12,424
                                                                =======      =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest....................................    $    36      $     204
                                                                =======      =========
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
  Issuance of common stock and stock options in connection
    with acquisition of businesses..........................    $ 9,956      $ 287,549
                                                                =======      =========
  Capital lease obligations.................................        100          2,495
                                                                =======      =========
ACQUISITION OF BUSINESSES:
  Cash acquired.............................................    $    --      $   3,837
  Other assets acquired.....................................     16,358        319,075
  Liabilities assumed.......................................     (4,299)       (35,363)
  Common stock and stock options issued.....................     (9,956)      (287,549)
                                                                =======      =========
        Net cash paid in acquisition of businesses..........    $(2,103)     $      --
                                                                =======      =========

          See accompanying notes to consolidated financial statements.

                           BREAKAWAY SOLUTIONS, INC.

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                 (IN THOUSANDS)

                                                         THREE MONTHS ENDED     SIX MONTHS ENDED
                                                              JUNE 30,              JUNE 30,
                                                         -------------------   -------------------
                                                           1999       2000       1999       2000
                                                         --------   --------   --------   --------
                                                             (UNAUDITED)           (UNAUDITED)
Net loss...............................................  $(2,283)   $(16,902)  $(2,519)   $(20,125)

Other comprehensive income:
  Change in unrealized gain on investments.............       --         165        --         181
                                                         -------    --------   -------    --------
  Comprehensive income.................................  $(2,283)   $(16,737)  $(2,519)   $(19,944)
                                                         =======    ========   =======    ========
ACCUMULATED OTHER COMPREHENSIVE INCOME:

    Balance, beginning of period.......................       --    $    104        --    $     88
    Change in period...................................       --         165        --         181
                                                         -------    --------   -------    --------
    Balance, end of period.............................       --    $    269        --    $    269
                                                         =======    ========   =======    ========

          See accompanying notes to consolidated financial statements.

                           BREAKAWAY SOLUTIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 2000

                                  (UNAUDITED)

NOTE 1--BASIS OF PRESENTATION

    The accompanying unaudited consolidated financial statements have been prepared by Breakaway Solutions, Inc. (the "Company") pursuant to the rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 1999, and the Company's 1999 Annual Report on Form 10-K filed with the Securities and Exchange Commission. The accompanying financial statements include all adjustments (consisting of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. The results of operations for the three month and six month periods ended June 30, 2000 are not necessarily indicative of the results to be expected for any future period or the full fiscal year.

    On March 6, 2000, the Board of Directors approved a two-for-one stock dividend distributed on March 23, 2000 to shareholders of record as of March 7, 2000. All share data shown in the accompanying consolidated financial statements have been retroactively restated to reflect this stock split.

    In December 1999, the Company formed Breakaway Capital I LLC, a wholly owned venture capital fund, for the primary purpose of making minority interest investments in clients. The Company intends to make total investments of approximately $5.0 million through Breakaway Capital. As of June 30, 2000, Breakaway Capital had invested approximately $3.6 million. Breakaway Capital continues to evaluate other investment opportunities. The Company intends to distribute approximately 50% of the profits earned by Breakaway Capital to certain employees who are not executive officers of the Company. However, some executive officers have invested personal funds in Breakaway Capital.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    NET INCOME (LOSS) PER SHARE

    The provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128") require the presentation of basic and diluted net income (loss) per share for all periods presented. The Company was in a net loss position for the three months and six months ended June 30, 1999 and June 30, 2000. Therefore, common stock equivalents of 14,701,437 and 13,112,648 for the three months and six months ended June 30, 1999, respectively, and 17,587,647 and 17,069,591 for the three months and six months ended June 30, 2000, respectively, were excluded from the diluted loss per share calculation as they would have been antidilutive. As a result, diluted loss per share is the same as basic loss per share, and has not been presented separately.

NOTE 3--NEW ACCOUNTING STANDARDS

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition" ("SAB 101"). This bulletin, as amended, established guidelines for revenue recognition and originally was effective for periods beginning after March 15, 2000. In
June 2000, the SEC announced that the effective date of SAB 101 was being delayed until no later than the quarter ending December 31, 2000. The Company does not expect that the adoption of the guidance required by SAB 101 will have a material impact on its financial condition or results of operations.

                           BREAKAWAY SOLUTIONS, INC.

                                 JUNE 30, 2000

                                  (UNAUDITED)

NOTE 3--NEW ACCOUNTING STANDARDS (CONTINUED)
    In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation", an interpretation of APB Opinion No. 25, "Accounting for Stock Issued to Employees". This interpretation clarified the application of Opinion 25, among other issues: (a) the definition of an employee for purposes of applying Opinion 25, (b) the criteria for determining whether a stock ownership plan qualifies as noncompensatory, (c) the accounting implications of various modifications to the terms of a previously fixed stock option or award, and
(d) the accounting for the exchange of stock compensation awards in a business combination. The Interpretation is effective July 1, 2000 and the effects of applying the Interpretation are recognized on a prospective basis. The Company does not expect that the adoption will have a material impact on its financial condition or results of operations.

NOTE 4--ACQUISITIONS

    Effective February 18, 2000, the Company acquired DataCyr Corporation ("DataCyr"), a software development company, for 110,000 shares of Breakaway common stock. Of these shares, approximately 85% are owned by individuals who are now employed by Breakaway. These shares are subject to Breakaway's right, which lapses incrementally over a four-year period, to repurchase the shares from the applicable employees for a nominal amount upon the resignation of the employee who owns the shares on Breakaway's termination of the employee for cause. The acquisition was accounted for using the purchase method of accounting.

    Effective April 1, 2000, the Company acquired Eggrock Partners, Inc., a full service consulting and systems integration firm that focuses on delivering customer-centered business solutions to emerging enterprises. The total consideration for this acquisition was 7,272,000 shares of Breakaway common stock. Of these shares, 6,176,331 shares were issued to Eggrock stockholders and 1,095,669 shares were reserved for issuance to Eggrock option holders. Eggrock options were converted into options to acquire Breakaway common stock on the same basis as Eggrock stock was converted into the right to receive Breakaway common stock. Of the shares of our common stock issued to former Eggrock stockholders at closing, approximately 30.5% are subject to vesting over a four-year period. The Company accounted for this acquisition using the purchase method of accounting, which resulted in approximately $305 million of intangible assets and deferred costs, and $30 million of deferred tax liability. These will be amortized over a three to five-year period.

    The following unaudited pro forma consolidated results of operations gives effect to the acquisition of Eggrock as if it occurred at the beginning of 2000. Such pro forma consolidated financial information reflects certain adjustments, including amortization of goodwill and deferred costs, income tax effects and an increase in the weighted average shares. This pro forma information does not necessarily reflect the results of operations that would have occurred had the acquisition taken place at the beginning of 2000 and

                           BREAKAWAY SOLUTIONS, INC.

                                 JUNE 30, 2000

                                  (UNAUDITED)

NOTE 4--ACQUISITIONS (CONTINUED)
is not necessarily indicative of results that may be obtained in the future (in thousands except per share amounts):

Revenue.....................................................  $ 59,172
Net loss....................................................  $(23,132)
Net loss per share..........................................  $  (0.60)
Weighted average common shares outstanding..................    38,428

NOTE 5--PRIVATE PLACEMENT OF COMMON STOCK

    In May 2000, the Company issued and sold 1,500,000 shares of its common stock through a private placement to five mutual funds managed by either Putnam Investment Management, Inc. or The Putnam Advisory Company, Inc. The gross proceeds of the offering were $39.0 million. These proceeds will be used for general corporate purposes.

NOTE 6--RELATED PARTY TRANSACTIONS

    INTERNET CAPITAL GROUP

    As of June 30, 2000, Internet Capital Group beneficially owned approximately 33.5% of the outstanding shares of Breakaway common stock. Subsequent to June 30, 1999, the Company began providing services to Internet Capital Group and some of Internet Capital Group's affiliated entities. During the three months and six months ended June 30, 2000, total revenues derived from engagements with Internet Capital Group and its affiliates were approximately $14.8 million and $20.6 million, respectively. Accounts receivable from Internet Capital Group and its affiliates totaled $10.9 million at June 30, 2000.

    KATALYST LLC

    During the fourth quarter of 1999, the Company made an investment in Katalyst LLC of $3.0 million, and loaned Katalyst LLC $0.8 million, which has been recorded as a note receivable. During the three months and six months ended June 30, 2000, total revenues derived from engagements with Katalyst LLC and its affiliates were approximately $0.1 and $0.4 million, respectively. Accounts receivable from Katalyst LLC and its affiliates totalled $0.2 million at June 30, 2000.

    MEDIABRIDGE TECHNOLOGIES, INC

    The Chief Executive Officer of the Company, Gordon Brooks, currently is a member of the Board of Directors of MediaBridge Technologies, Inc. ("MediaBridge"), a customer of the Company. The Chairman of the Board of Directors of the Company, Christopher H. Greendale, also serves as the Chairman of the Board of Directors of MediaBridge. In addition, in May 2000, Breakaway Capital purchased approximately $250,000 of MediaBridge common stock, which represents less than 1% of the common stock outstanding. During the three months and six months ended June 30, 2000, total revenues derived from engagements with MediaBridge and were approximately $0.1 million and $0.3 million, respectively. Accounts receivable from MediaBridge totaled $40,000 at June 30, 2000.

                           BREAKAWAY SOLUTIONS, INC.

                                 JUNE 30, 2000

                                  (UNAUDITED)

NOTE 7--OPERATING SEGMENTS

    Historically, the Company has operated in a single segment: Strategy and Internet Consulting Services. With the acquisitions of Applica and Web Yes, Inc. in 1999, the Company expanded its operations to include a second segment:
Application and Web Hosting Services, whose operations were immaterial for the three months and six months ended June 30, 1999.

    The following tables sets forth certain components of the Application and Web Hosting Services and the Strategy and Internet Consulting Services segments as of and for the three months and six months ended June 30, 2000 (in thousands):

THREE MONTHS ENDED JUNE 30, 2000

                                                              STRATEGY AND
                                            APPLICATION AND     INTERNET
                                              WEB HOSTING      CONSULTING
                                               SERVICES         SERVICE       TOTAL
                                            ---------------   ------------   --------
Revenue...................................      $5,158          $30,021      $35,179
Depreciation expense......................         977              985        1,962
Net loss..................................      (1,389)         (15,513)     (16,902)
Capital additions.........................       5,714            7,427       13,141

SIX MONTHS ENDED JUNE 30, 2000

                                                              STRATEGY AND
                                            APPLICATION AND     INTERNET
                                              WEB HOSTING      CONSULTING
                                               SERVICES         SERVICE       TOTAL
                                            ---------------   ------------   --------
Revenue...................................      $7,959          $45,367      $53,326
Depreciation expense......................       1,499            1,405        2,904
Net loss..................................      (2,450)         (17,675)     (20,125)
Capital additions.........................       9,863            9,098       18,961

    Substantially all of the Company's assets are located within the United States. Of the Company's total assets, $15.4 million are specifically related to the Application and Web Hosting business, $91.9 million are specifically related to the Strategy and Internet Consulting business, and the remaining $320.0 million are general corporate assets.

    During the three months ended June 30, 1999, no customer accounted for more than 10% of the Company's Strategy and Internet Consulting Services revenue. During the six months ended June 30, 1999, two customers accounted for approximately 25% and 11% of the Company's Strategy and Internet Consulting Services revenue.

    During the three months ended June 30, 2000, two customers accounted for approximately 14% and 12% of the Company's Application and Web Hosting Services revenue and one customer accounted for approximately 23% of the Company's Strategy and Internet Consulting Services revenue. During the six months ended June 30, 2000, two customers accounted for approximately 11% and 12% of the Company's

                           BREAKAWAY SOLUTIONS, INC.

                                 JUNE 30, 2000

                                  (UNAUDITED)

NOTE 7--OPERATING SEGMENTS (CONTINUED)
Application and Web Hosting Services revenue and one customer accounted for approximately 20% of the Company's Strategy and Internet Consulting Services revenue.

NOTE 8--SUBSEQUENT EVENTS

    In July 2000, the Company acquired all of the issued and outstanding share capital of Zartis.com Limited ("Zartis"), a Dublin, Ireland-based e-business consultancy. Zartis is a full service consulting and systems integration firm that focuses on delivering customer-centered e-business solutions to emerging enterprises. The Company believes that this acquisition will allow us to expand our business presence in Europe. As consideration for the share purchase, the Company issued 430,456 shares of our common stock, assumed 64,440 outstanding options and paid the former Zartis shareholders $2 million in cash. Of the shares of the common stock issued to the former Zartis shareholders, approximately 75% will be subject to vesting over a four year period.

    In August 2000, the Company acquired all of the issued and outstanding share capital of Norsec, Inc. ("Norsec"), a Massachusetts based e-business security consultancy. The Company believes that this acquisition will allow it to enhance and expand its service offerings in the Application and Web Hosting business. As consideration for the share purchase, the Company issued 273,019 shares of our common stock to the former Norsec shareholders and assumed 30,299 outstanding options. Of the shares of the common stock issued to the former Norsec shareholders, approximately 75% will be subject to vesting over a four year period.

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                           BREAKAWAY SOLUTIONS, INC.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

REVENUES

    REVENUES. Revenues for the three months ended June 30, 2000 increased by $30.7 million, or 690.2%, to $35.2 million from $4.5 million for the second quarter ended June 30, 1999. The increase was due to our acquisition of Eggrock Partners, Inc. ("Eggrock Partners") as well as greater market demand for Internet professional services, which generated $30.0 million, or 85.3%, of our total revenues for the three months ended June 30, 2000, as compared to $4.4 million, or 97.9%, of total revenues for the three months ended June 30, 1999. The increase was also due to increased demand for our application hosting services, which generated $5.2 million, or 14.7%, of our total revenues for the three months ended June 30, 2000, as compared to $0.1 million, or 2.2%, of total revenues for the three months ended June 30, 1999.

    Revenues for the six months ended June 30, 2000 increased by $45.8 million, or 605.1%, to $53.3 million from $7.6 million for the first six months ended June 30, 1999. The increase was due to our acquisition of Eggrock Partners, as well as greater market demand for Internet professional services, which generated $45.4 million, or 85.1%, of our total revenues for the six months ended June 30, 2000, as compared to $7.5 million, or 98.8%, of total revenues for the six months ended June 30, 1999. The increase was also due to increased demand for our application hosting services, which generated $8.0 million, or 14.9%, of our total revenues for the first six months ended June 30, 2000, as compared to $0.1 million, or 1.3%, of total revenues for the six months ended June 30, 1999.

    Additionally, we expanded our market presence geographically through the acquisition of Eggrock, and the establishment of our first European office in London, England.

OPERATING EXPENSES

    PROJECT PERSONNEL COSTS. Project personnel costs for the three months ended June 30, 2000 increased by $13.8 million, or 669.7%, to $15.9 million from $2.1 million for the three months ended June 30, 1999. Project personnel costs represented 45.2% of revenues for the three months ended June 30, 2000, as compared to 46.4% of revenues for the three months ended June 30, 1999. The increase in absolute dollars during the second quarter of 2000, as compared to the second quarter of 1999, was due primarily to an increase in the number of employees hired to deliver client services. Project personnel costs decreased as a percentage of revenues for the second quarter ended June 30, 2000 due primarily to an increase in the average hourly billable rate of our professionals over the comparable period in 1999.

    Project personnel costs for the six months ended June 30, 2000 increased by $20.4 million, or 564.8%, to $24.0 million from $3.6 million for the six months ended June 30, 1999. Project personnel costs represented 45.1% of revenues for the six months ended June 30, 2000, as compared to 47.9% of revenues for the six months ended June 30, 1999. The increase in absolute dollars during the first six months of 2000, as compared to the first six months of 1999, was due primarily to an increase in the number of employees hired to deliver client services. Project personnel costs decreased as a percentage of revenues for the six months ended June 30, 2000 due primarily to an increase in the average hourly billable rate of our professionals over the comparable period in 1999.

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    SELLING, GENERAL AND ADMINISTRATIVE.  Selling, general and administrative expenses for the three months ended June 30, 2000 increased $16.7 million, or 384.8%, to $21.0 million from $4.3 million for the three months ended June 30, 1999. As a percentage of revenues, selling, general and administrative expenses decreased from 97.5% for the three months ended June 30, 1999 to 59.8% for the three months ended June 30, 2000. The decrease in 2000 was primarily due to economies of scale associated with growth in the Company's operations. Selling, general and administrative expenses incurred relating to our application hosting service line were $3.9 million for the three months ended June 30, 2000 compared to $0.1 million for the three months ended June 30, 1999. Selling, general and administrative expenses incurred relating to bad debt expense were $1.3 million for the three months ended June 30, 2000 as compared to $0.2 million for the three months ended June 30, 1999. This increase was primarily due to increased revenues.

    Selling, general and administrative expenses for the six months ended June 30, 2000 increased $27.5 million, or 445.2%, to $33.6 million from $6.2 million for the six months ended June 30, 1999. As a percentage of revenues, selling, general and administrative expenses decreased from 81.6% for the six months ended June 30, 1999 to 63.1% for the six months ended June 30, 2000. The decrease in 2000 was primarily due to economies of scale associated with growth in the Company's operations. Selling, general and administrative expenses incurred relating to our application hosting service line were $6.1 million for the six months ended June 30, 2000 and $0.1 million for the six months ended June 30, 1999. Selling, general and administrative expenses incurred relating to bad debt expense were $2.1 million for the six months ended June 30, 2000 as compared to $0.2 million for the six months ended June 30, 1999. This increase was primarily due to increased revenues.

    NON-CASH CHARGES. Amortization of deferred costs, goodwill and intangible assets for the three months ended June 30, 2000 increased $18.2 million to $18.5 million from $0.3 million for the three months ended June 30, 1999. This increase was attributable to amortization related to intangible assets recorded upon the acquisitions of WPL Laboratories, Inc., Web Yes, Inc., DataCyr and Eggrock Partners. We amortize deferred costs and intangible assets over their estimated useful lives, ranging from three to five years. The expenses for the three months ended June 30, 2000 consisted of amortization of goodwill of $10.6 million and amortization of deferred costs of $7.9 million. When combined, these expenses represented 52.6% of revenues for the three months ended June 30, 2000.

    Amortization of deferred costs, goodwill and intangible assets for the six months ended June 30, 2000 increased $19.1 million to $19.5 million for the first six months ended June 30, 2000 from $0.3 million for the six months ended June 30, 1999. This increase was attributable to amortization related to intangible assets recorded upon the acquisitions of Applica Corporation, WPL Laboratories, Inc., Web Yes, Inc., DataCyr and Eggrock Partners. The expenses for the six months ended June 30, 2000 consisted of amortization of goodwill of $11.4 million and amortization of deferred costs of $8.0 million. When combined, these expenses represented 36.5% of revenues for the six months ended June 30, 2000.

    OTHER INCOME (EXPENSE). Other income (expense) for the three months ended June 30, 2000 increased to $0.3 million from $(13,000) for the three months ended June 30, 1999. Other income (expense) for the six months ended June 30, 2000 increased to $0.7 million from $25,000 for the six months ended June 30, 1999. These increases were mainly attributable to interest income earned on the proceeds from the Company's initial public offering of Breakaway common stock in October 1999, and interest income earned on the proceeds from the Company's private placement of 1,500,000 shares of common stock in May 1999.

    DEFERRED TAX BENEFIT. During the three months ended June 30, 2000, the Company recognized a deferred tax benefit of $3.0 million. This represented the tax benefit associated with the amortization of deferred costs related to the acquisition of Eggrock Partners.

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LIQUIDITY AND CAPITAL RESOURCES

    Since 1999, we have funded our operations through the issuance of preferred and common stock, and to a lesser extent, through a line of credit and equipment leases with a bank. In May 2000, the Company issued and sold 1,500,000 shares of its common stock through a private placement to five mutual funds managed by either Putnam Investment Management, Inc. or The Putnam Advisory Company, Inc. The gross proceeds of the offering were $39.0 million. These proceeds will be used for general corporate purposes.

    Our cash and cash equivalents, short-term investments and restricted cash balance was $55.2 million as of June 30, 2000 and $32.2 million at December 31, 1999. Our working capital balance was $65.2 million as of June 30, 2000 and $39.9 million at December 31, 1999.

    Cash used in operating activities was $7.8 million for the six months ending June 30, 2000 as compared to $2.6 million for the six months ending June 30, 1999. The increase in cash used in operating activities for the six months ending June 30, 2000 was primarily attributable to an increase in operating expenses associated with the Company's growth in personnel and facilities.

    Cash used in investing activities was $24.8 million for the six months ended June 30, 2000 as compared to $3.5 million for the six months ended June 30, 1999. The increase in cash used in investing activities for the six months ending June 30, 2000 was primarily attributable to purchases of property and equipment to support our growing application hosting service line and our growing employee base, and purchases of investments made using the proceeds from our private placement of common stock with Putnam Investments.

    Cash provided by financing activities was $41.2 million for the six months ending June 30, 2000 as compared to $7.9 million for the six months ending
June 30, 1999. This increase in cash provided by financing activities for the six months ending June 30, 2000 was primarily attributable to proceeds received from the private placement of the Company's common stock and increased proceeds from the exercise of stock options.

    We have various equipment lease financing facilities. The terms of these equipment lease financings average two years. The annual interest rates on borrowings range from 12.7% to 13.3%.

    Our accounts receivable relative to our revenues has decreased from 115.7% for the fourth quarter of 1999 to 69.6% for the second quarter of 2000. This decrease was due primarily to improvements in our billing and collection process.

    We believe that the proceeds from our initial public offering and recent private placement, funds that are available under our line of credit, and cash flow from operations will be sufficient to finance our funding requirements for the foreseeable future. There can be no assurance, however, that our actual needs will not exceed expectations or that we will be able to fund our operations in the absence of other sources. There also can be no assurance that any additional required financing will be available through additional bank borrowings, debt or equity offerings or otherwise, or that if such financing is available, that it will be available on terms acceptable to us.

FORWARD-LOOKING STATEMENTS

    This Quarterly Report on Form 10-Q includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are subject to a number of risks and uncertainties. All statements, other than statements of historical facts included in this Quarterly Report on Form 10-Q, regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Quarterly Report on Form 10-Q, the words "will", "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee future results, levels of activity, performance or achievements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or strategic alliances. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of important factors, including the risks described in "Factors that May Affect Future Results" and elsewhere in this Quarterly Report on Form 10-Q. We do not assume any obligation to update any of the forward-looking statements we make.

FACTORS THAT MAY AFFECT FUTURE RESULTS

    We caution you that the following important factors, among others, in the future could cause our actual results to differ materially from those expressed in forward-looking statements made by or on behalf of Breakaway in filings with the Securities and Exchange Commission, press releases, communications with investors, and oral statements.

OUR BUSINESS WILL SUFFER IF GROWING ENTERPRISES DO NOT ADOPT AND ACCEPT APPLICATION HOSTING SERVICES

    Our ability to increase revenues and achieve profitability depends on the adoption and acceptance of third-party application hosting services by our target market of growing enterprises. Information technology service providers, including Breakaway, only recently have begun to offer third-party application hosting services. The market for these services has only recently begun to develop and is evolving rapidly.

OUR BUSINESS WILL SUFFER IF GROWING ENTERPRISES DO NOT ACCEPT E-BUSINESS
SOLUTIONS

    Our ability to increase revenues and achieve profitability depends on the widespread acceptance of e-business solutions by commercial users, particularly growing enterprises. The market for e-business solutions is relatively new and is undergoing significant change. The acceptance and growth of e-business solutions will be limited if the Internet does not prove to be a viable commercial market.

WE HAVE A HISTORY OF OPERATING LOSSES, EXPECT TO INCUR LOSSES IN THE FUTURE AND WILL NOT BE SUCCESSFUL UNLESS WE CAN REVERSE THIS TREND

    We expect to continue to incur increasing sales and marketing, infrastructure development and general and administrative expenses. As a result, we will need to generate significant revenues to achieve profitability. We cannot be certain whether or when this will occur because of the significant uncertainties with respect to our business model. We experienced net losses of $0.6 million and $10.4 million for the fiscal years ended December 31, 1998 and 1999, respectively and a net loss of $20.1 million for the six months ended
June 30, 2000. We expect to continue to incur significant operating losses in the foreseeable future. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future, or raise capital.

OUR QUARTERLY REVENUES AND OPERATING RESULTS ARE LIKELY TO VARY, WHICH MAY CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE

    Our quarterly revenues and operating results are volatile and difficult to predict. Our quarterly operating results have varied in the past and are likely to vary significantly from quarter to quarter in the future. It is likely that in some future quarter or quarters our operating results will be below the expectations of public market analysts or investors. If so, the market price of our common stock may decline significantly. Factors that may cause our results to fluctuate include:

    - the amount and timing of demand by our clients for application hosting and e-business solution services;

    - goodwill amortization charges attributable to the acquisition of Eggrock Partners;

    - our ability to collect accounts receivable from some of our growing enterprise clients who, as a result of their short operating histories and emerging businesses, have not paid us, may pay us only a portion of what we are owed, or may delay paying us for an extended period;

    - our ability to obtain new and follow-on client engagements;

    - the number, size and scope of our projects;

    - cancellations or reductions in the scope of major consulting and systems integration projects;

    - our ability to enter into multi-year contracts with application hosting clients;

    - cancellations of month-to-month application hosting contracts;

    - the length of the sales cycle associated with our service offerings;

    - the introduction of new services by us or our competitors;

    - changes in our pricing policies or those of our competitors;

    - gains recognized and related compensation expenses we incur as a result of our venture capital investments and commitments to employees based on the performance of those investments;

    - our ability to attract, train and retain skilled personnel in all areas of our business;

    - our ability in a consistent and accurate manner to manage costs, including personnel costs and support services costs; and

    - the timing and cost of anticipated openings or expansions of new regional offices and new Solution Centers.

    We derive a substantial portion of our revenues from providing professional services. We generally recognize revenues as we provide services. Personnel and related costs constitute a substantial portion of our operating expenses. Because we establish the levels of these expenses in advance of any particular quarter, underutilization of our professional services employees may cause significant reductions in our operating results for a particular quarter.

WE PLAN TO EXPAND RAPIDLY; IF WE CANNOT MANAGE OUR GROWTH SUCCESSFULLY, OUR GROWTH MAY SLOW OR STOP

    We have recently expanded our operations extensively. Our growth has placed, and will continue to place, a significant strain on our management, operating and financial systems, and sales, marketing and administrative resources. If we cannot manage our expanding operations, we may not be able to continue to grow or we may grow at a slower pace. Furthermore, our operating costs may escalate faster than planned. In order to manage our growth successfully we must:

    - improve our management, financial and information systems and controls;

    - expand, train and manage our employee base effectively; and

    - enlarge our infrastructure for application hosting services.

WE RELY ON A SMALL NUMBER OF CLIENTS FOR MOST OF OUR REVENUES; OUR REVENUES WILL DECLINE SIGNIFICANTLY IF WE CANNOT KEEP OR REPLACE THESE CLIENTS

    In 1998, revenues from a single client accounted for approximately 27.0% of our total revenues, and revenues from our five largest clients accounted for 54.0% of total revenues. In 1999, while no single client accounted for more than 10% of our total revenues, Internet Capital Group, which is our largest shareholder and has two representatives on our Board of Directors, and companies related to or owned in part by Internet Capital Group accounted for 17.9% of total revenues. Revenues from our five largest clients accounted for approximately 26% of total revenues in 1999. If these clients do not need or want to engage us to perform additional services for them and we are not able to sell our services to new clients at comparable or greater levels, our revenues will decline.

OUR FUTURE SUCCESS IS UNCERTAIN BECAUSE WE HAVE SIGNIFICANTLY CHANGED OUR
BUSINESS

    Prior to 1999, we primarily provided traditional systems integration services along with limited strategic planning and Internet systems integration services. In 1999, we added application hosting to our service offerings and substantially increased our capacity to provide strategic planning and Internet systems integration services through three acquisitions and significant hiring of professionals. We will further expand our consulting and systems implementation services in connection with our acquisition of Eggrock Partners. In part, due to these recent significant changes, we are subject to the risk that we will fail to successfully implement our business model and strategy. This risk is heightened because we are operating in the new and rapidly evolving e-business solutions market. Our historical results of operations do not reflect our new service offerings. Consequently, our historical operating results and pro forma financial information may not give you an accurate indication of how we will perform in the future.

OUR GROWTH COULD BE LIMITED IF WE ARE UNABLE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL

    We believe that our success depends largely on our ability to attract and retain highly skilled technical, consulting, managerial, sales and marketing personnel. We may not be able to hire or retain the necessary personnel to implement our business strategy. In addition, we may need to pay higher compensation for employees than we currently expect. Individuals with e-business solutions skills, particularly those with the significant experience which we generally require, are in very short supply. Competition to hire from this limited pool is intense.

WE MAY LOSE MONEY ON FIXED-FEE CONTRACTS AND PERFORMANCE-BASED CONTRACTS

    We derive a portion of our revenues from fixed-fee contracts. We occasionally make a portion of our fees contingent on meeting performance objectives. If we misjudge the time and resources necessary to complete a project, or if a client does not achieve the agreed upon performance objectives, we may incur a loss in connection with the project. This risk is heightened because we work with complex technologies in compressed time frames.

OUR GROWTH STRATEGY WILL FAIL IF WE ARE UNABLE TO OPEN NEW REGIONAL OFFICES SUCCESSFULLY

    A key component of our growth strategy is to open regional offices in new U.S. and foreign locations. If we do not implement this strategy successfully, we will not grow. We devote substantial financial and management resources to launch these offices. We may not select appropriate locations

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for these regional offices. We also may not be able to open these offices efficiently or manage them profitably.

WE MAY NEED ADDITIONAL CAPITAL, WHICH MAY NOT BE AVAILABLE TO US, AND WHICH, IF RAISED, MAY DILUTE YOUR OWNERSHIP INTEREST IN US

    We may need to raise additional funds through public or private equity or debt financings in order to:

    - support additional capital expenditures;

    - take advantage of acquisition or expansion opportunities;

    - develop new services; or

    - address additional working capital needs.

    If we cannot obtain financing on terms acceptable to us or at all, we may be forced to curtail some or all of these activities. As a result, we could grow more slowly or stop growing. Any additional capital raised through the sale of equity will dilute your ownership interest in us and may be on terms that are unfavorable to holders of our common stock.

WE MAY UNDERTAKE ADDITIONAL ACQUISITIONS WHICH MAY LIMIT OUR ABILITY TO MANAGE AND MAINTAIN OUR BUSINESS, MAY RESULT IN ADVERSE ACCOUNTING TREATMENT AND MAY BE DIFFICULT TO INTEGRATE INTO OUR BUSINESS

    From January 1, 1999 to date, we have acquired seven companies. We anticipate undertaking additional acquisitions in the future. Acquisitions involve a number of risks, including:

    - diversion of management attention;

    - amortization of substantial goodwill, adversely affecting our reported results of operations;

    - inability to retain the management, key personnel and other employees of the acquired business;

    - inability to establish effective and uniform standards, controls, procedures and policies;

    - inability to retain the acquired company's customers; and

    - exposure to legal claims for activities of the acquired business prior to acquisition.

    Integrating the operations of an acquired business can be a complex process that requires integration of service personnel, sales and marketing groups, hosting infrastructure and service offerings and coordination of our development efforts. Client satisfaction or performance problems with an acquired business also could affect our reputation as a whole. In addition, any acquired business could significantly underperform relative to our expectations. For example, if we are unsuccessful in integrating Eggrock into our operations, or if Eggrock's clients delay or cancel contracts as a result of our planned acquisition, our business could be seriously harmed.

WE FACE INCREASED RISKS IN CONDUCTING BUSINESS ABROAD WHICH MAY DAMAGE OUR BUSINESS RESULTS

    One component of our growth strategy is to expand into international markets. We recently opened an office in London, acquired Zartis.com Limited, a company based in Dublin, Ireland, and anticipate opening other offices outside the United States. We believe that we will face certain risks in doing business abroad that we do not face domestically. Among the international risks we believe are most likely to affect us are:

    - costs and difficulties in staffing and managing international operations;

    - strains on our financial and other systems to properly administer VAT and other taxes, and different cost structures;

    - unexpected changes in regulatory requirements;

    - increased tariffs and other trade barriers;

    - costs and delays of localizing products and offerings for local market and the costs and difficulties in complying with local business customs;

    - difficulties in enforcing contractual and intellectual property rights;

    - heightened risks of political and economic instability and the possibility of nationalization or expropriation of industries or properties;

    - potentially adverse tax consequences including restrictions on repatriating earnings and the threat of "double taxation;"

    - the burden of complying with a wide variety of foreign laws and regulations, some of which may conflict with U.S. laws;

    - currency issues, including fluctuations in current exchange rates and the adoption of the Euro by many countries of the European Union by 2003; and

    - restrictions on the import and export of sensitive U.S. technologies, such as data security and encryption software and systems that we may wish to deliver to our customers.

    Any of these factors or other factors not listed here could damage our business results. There can be no assurance that one or more of these factors will not have a material adverse effect on our foreign operations, and, consequentially, our business, operating results and financial condition.

IF OUR EFFORTS TO DEVELOP BRAND AWARENESS ARE NOT SUCCESSFUL, WE WILL NOT INCREASE REVENUES AS PLANNED

    An important element of our business strategy is to develop and maintain widespread awareness of the Breakaway name. To promote our name and brand identity, we have expended considerable amounts and may increase our marketing expenses. These expenses have caused and may likely cause our operating margins to decline. If these efforts are not successful, we will not experience any increase in revenues to offset these expenses. We may nonetheless continue to incur these expenses, possibly at higher levels. Moreover, our name may be closely associated with the business difficulties of some of our clients, many of whom are pursuing unproven business models in competitive markets. As a result, the difficulties or failure of one or more of our clients could damage our name and brand identity.

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                           BREAKAWAY SOLUTIONS, INC.

OUR FAILURE TO MEET CLIENT EXPECTATIONS OR DELIVER ERROR-FREE SERVICES COULD RESULT IN LOSSES AND NEGATIVE PUBLICITY

    Many of our engagements involve information technology solutions that are critical to our clients' businesses. Any defects or errors in these solutions or failure to meet clients' specifications or expectations could result in:

    - delayed or lost revenues due to adverse client reaction;

    - requirements to provide additional services to a client at no charge;

    - refunds of monthly application hosting fees for failure to meet service level obligations;

    - negative publicity about Breakaway and our services, which could adversely affect our ability to attract or retain clients; or

    - claims for substantial damages against us, regardless of our responsibility for such failure, which may not be covered by our insurance policies and which may not be limited by the contractual terms of our engagement.

WE GENERATE A SIGNIFICANT PORTION OF OUR REVENUES FROM SERVICES RELATED TO PACKAGED SOFTWARE APPLICATIONS OF A LIMITED NUMBER OF VENDORS; WE WOULD EXPERIENCE A REDUCTION IN REVENUES IF ANY OF THOSE VENDORS CEASED DOING BUSINESS WITH US

    We derive a significant portion of our revenues from projects in which we customize, implement or host packaged software applications developed by third parties. We do not have contractual arrangements with most of these software vendors. As a result, those software vendors with whom we do not have contractual arrangements can cease making their products available to us at their discretion. Even in the case of software vendors with whom we do have contractual arrangements, those arrangements are either terminable at will by either party or are for short terms. In addition, these software vendors may choose to compete against us in providing strategic consulting, systems integration or application hosting services. Moreover, our success is dependent upon the continued popularity of the product offerings of these vendors and on our ability to establish relationships with new vendors in the future. If we are unable to obtain packaged applications from these or comparable vendors or, if our vendors choose to compete with us or the popularity of our products declines, our business and operating results may be adversely affected.

OUR MARKETS ARE HIGHLY COMPETITIVE AND OUR FAILURE TO COMPETE SUCCESSFULLY WILL LIMIT OUR ABILITY TO RETAIN AND INCREASE OUR MARKET SHARE

    Our markets are new, rapidly evolving and highly competitive. We expect this competition to persist and intensify in the future. Our failure to maintain and enhance our competitive position will limit our ability to maintain and increase our market share, which would result in serious harm to our business. Many of our competitors are substantially larger than we are and have substantially greater financial, infrastructure and personnel resources than we have. Furthermore, many of our competitors have well established, large and experienced marketing and sales capabilities and greater name recognition than we have. As a result, our competitors may be in a stronger position to respond quickly to new or emerging technologies and changes in client requirements. They may also develop and promote their services more effectively than we do. Moreover, barriers to entry, particularly in the strategic consulting and systems integration markets, are low. We therefore expect additional competitors to enter these markets.

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                           BREAKAWAY SOLUTIONS, INC.

IF WE ARE UNABLE TO REUSE SOFTWARE CODE AND METHODOLOGIES, WE MAY NOT BE ABLE TO DELIVER OUR SERVICES RAPIDLY AND COST-EFFECTIVELY

    Our business model depends to a significant extent on our ability to reuse software code and methodologies that we develop in the course of client engagements. If we generally are unable to negotiate contracts to permit us to reuse code and methodologies, we may be unable to provide services to our growing enterprise clients at a cost and within time frames that these clients find acceptable. Our clients may prohibit us from such reuse or may severely limit or condition reuse.

WE DEPEND ON A LIMITED NUMBER OF KEY PERSONNEL WHO HAVE RECENTLY JOINED US AND WHOM WE MAY NOT BE ABLE TO RETAIN

    Many members of our senior management joined us in 1999 and 2000. Many of these individuals have not previously worked together and are becoming integrated as a management team. As a result, our senior managers may not work together effectively as a team. In addition, due to the competitive nature of our industry, we may not be able to retain all of our senior managers.

WE MAY NOT BE ABLE TO DELIVER OUR APPLICATION HOSTING SERVICES IF THIRD PARTIES DO NOT PROVIDE US WITH KEY COMPONENTS OF OUR HOSTING INFRASTRUCTURE

    We depend on other companies to supply key components of the computer and telecommunications equipment and the telecommunications services which we use to provide our application hosting services. Some of these components are available only from sole or limited sources in the quantities and quality we demand. Although we lease redundant capacity from multiple suppliers, a disruption in our ability to provide hosting services could prevent us from maintaining the required standards of service, which would cause us to incur contractual penalties.

INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS AGAINST US, EVEN WITHOUT MERIT, COULD COST A SIGNIFICANT AMOUNT OF MONEY TO DEFEND AND MAY DIVERT MANAGEMENT'S ATTENTION

    As the number of e-business applications in our target market increases and the functionality of these applications overlaps, we may become subject to infringement claims. We cannot be certain that our services, the solutions that we deliver or the software used in our solutions do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. If there is infringement, we could be liable for substantial damages. Any infringement claims, even if without merit, can be time consuming and expensive to defend. They may divert management's attention and resources and could cause service implementation delays. They also could require us to enter into costly royalty or licensing agreements.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

    If third parties infringe or misappropriate our trade secrets, copyrights, trademarks or other proprietary information, our business could be seriously harmed. The steps that we have taken to protect our proprietary rights may not be adequate to deter misappropriation of our intellectual property. In addition, we may not be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce our rights. Also, protection of intellectual property in many foreign countries is weaker and less reliable than in the United States. Accordingly, as our business expands into foreign countries, risks associated with protecting our intellectual property will increase.

                           BREAKAWAY SOLUTIONS, INC.

OUR BUSINESS MAY SUFFER IF GROWTH IN THE USE OF THE INTERNET DECLINES

    Our business is dependent upon continued growth in the use of the Internet by our clients, prospective clients and their customers and suppliers. If the number of users on the Internet does not increase and commerce over the Internet does not become more accepted and widespread, demand for our services may decrease and, as a result, our revenues would decline. Factors that may affect Internet usage or electronic commerce adoption include:

    - actual or perceived lack of security of information and the actual or threatened threat of computer "viruses" or other malicious code;

    - lack of access and ease of use;

    - congestion of Internet traffic;

    - inconsistent quality of service;

    - increases in access costs to the Internet;

    - excessive governmental regulation or the imposition of taxation on Internet transactions;

    - uncertainty regarding intellectual property ownership;

    - reluctance to adopt new business methods; and

    - costs associated with the obsolescence of existing infrastructure.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    To date, we have not utilized derivative financial instruments or derivative commodity instruments. We do not expect to employ these or other strategies to hedge market risk in the foreseeable future. We invest our cash in money market funds, which are subject to minimal credit and market risk. We believe the market risks associated with these financial instruments are immaterial.

                          PART II--OTHER INFORMATION:

ITEM 1. LEGAL PROCEEDINGS

    None.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

    On May 30, 2000, Breakaway issued and sold 1,500,000 million shares of its common stock through a private placement to various mutual funds managed by Putnam Investment Management, Inc. or The Putnam Advisory Company, Inc., including the Putnam OTC and Emerging Growth Fund, the Putnam New Century Growth Fund, and the Putnam Voyager Fund II. The proceeds of the sale will be used for general corporate purposes.

    On April 1, 2000, Breakaway issued and sold 7,272,000 shares of its common stock to former stockholders of Eggrock Partners, Inc. as consideration for the purchase of all of the outstanding capital stock of Eggrock Partners.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

    Not applicable.

                           BREAKAWAY SOLUTIONS, INC.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

    At its Annual Meeting on May 11, 2000, the stockholders of Breakaway Solutions took the following actions:

    1. Elected the following two directors for terms to expire at the 2003 Annual Meeting of Stockholders, with votes as indicated opposite each director's name:

                                                            FOR       WITHHELD
                                                         ----------   --------
Gordon Brooks..........................................  13,706,530   116,465
Christopher H. Greendale...............................  13,433,702   389,293

    2. Approved the appointment by the Board of Directors of KPMG as auditors for the year 2000. The vote was 13,546,629 for and 3,218 against the proposal, with 273,148 abstentions.

ITEM 5. OTHER INFORMATION

    None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

    (a) Exhibits:

    27.1  Financial Data Schedule.

    (b) Reports on Form 8-K:

    During the three months ended June 30, 2000, the Company filed two reports on Form 8-K. The first report, filed on April 14, 2000, described our acquisition of Eggrock Partners, Inc. and did not contain financial statements, but incorporated by reference to a Form S-4 that did contain financial statements. The second report, filed on June 1, 2000, contained a copy of our press release announcing the sale of 1,500,000 shares of our common stock to various mutual funds managed by Putnam Investments.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       BREAKAWAY SOLUTIONS, INC.

Date:  August 14, 2000                                 By:  /S/ KEVIN COMERFORD
                                                            -----------------------------------------
                                                            KEVIN COMERFORD
                                                            VICE PRESIDENT, ADMINISTRATION, CHIEF
                                                            FINANCIAL OFFICER, TREASURER AND SECRETARY
                                                            (PRINCIPAL FINANCIAL OFFICER AND CHIEF
                                                            ACCOUNTING OFFICER)